UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

Press release issued by ABB Ltd dated August 26, 2008.

Press Release For your business and technology editors

Ravi Uppal to leave ABB

Head of Global Markets leaves for personal reasons

Zurich, Switzerland, Aug. 26, 2008 — Ravi Uppal, President of Global Markets and a member of the ABB Group Executive Committee since July 2007, has decided to relinquish from his position for personal reasons and plans to return to India to pursue a career outside ABB.

He will remain non-executive chairman of ABB in India, to help ensure continuity in the business in this rapidly growing market. A successor for his Zurich-based role as head of Global Markets will be announced in due course.

“I fully understand and respect Ravi’s decision,” said Chief Executive Officer Michel Demaré. “ABB has benefited greatly over the years from his energy, drive and business knowledge. He leaves a strong legacy of growth and achievement, and the ABB Executive Committee wishes him every success in the future.”

Uppal joined ABB in 1980 and, after a five-year spell at Volvo, returned to the company as ABB country manager in India in 2001. Uppal steered a period of very profitable growth in the country and, as the regional manager for South Asia from 2005 until his appointment to the Executive Committee, contributed to ABB’s development in the region.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 115,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich Wolfram Eberhardt, Thomas Schmidt	Switzerland:	Tel. +41 43 317 7111
Tel: +41 43 317 6568	Sweden:	Tel. +46 21 325 000
Fax: +41 43 317 7958	USA:	Tel: +1 203 750 7743
investor.relations@ch.abb.com	media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 26, 2008	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel